[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

June 21, 2011

James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Apollo Investment Corporation (File No. 814-00646)

Dear Mr. O’Connor:

Apollo Investment Corporation (the “Company”) has authorized us to make the following responses to the comments received from you on June 20, 2011 to its Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Your comments are set forth below in bold font and our response follows each respective comment.

1.      In the “Vote Required” section of the Proxy Statement on page 2, you commented on the accuracy of the effect of broker non-votes and abstentions on each of the three proposals contained within the Proxy Statement as follows:

(a)     In Election of Directors, you indicated that the following statement is correct only because the proposal requires a majority of votes cast: “Broker non-votes will not be included in determining the number of votes cast and as a result will have no effect on this proposal.” You explained that under amended Rule 452, an uncontested election of directors is now a non-routine vote for business development companies. No discretionary voting of uninstructed shares is permitted and uninstructed shares are broker non-votes.

The Company acknowledges your comment.

(b)     In Ratification of Independent Registered Public Accounting Firm, you indicated that the following statement was incorrect because ratification is a routine matter under Rule 452 and so broker discretionary voting of uninstructed shares is permitted:

Securities and Exchange Commission

June 21, 2011

“Abstentions and broker non-votes will not be included in determining the number of votes cast and, as a result, will have no effect on this proposal.”

The Company respectfully disagrees with this comment. The required vote to approve this proposal is a majority of votes cast at the annual meeting. Since broker non-votes are not cast, they will have no effect on the outcome of the proposal. Because this is a routine matter and the brokers have discretion, the Company does not expect any broker non-votes on this proposal. Any vote given with discretion would not be a non-vote, but rather a vote for, against or withhold. Due to the expectation that there will not be any broker non-votes on this proposal, the Company has revised the referenced disclosure as follows: “Abstentions and broker non-votes, if any, will not be included in determining the number of votes cast and, as a result, will have no effect on this proposal.”

(c)     In Approval of Proposal to Authorize the Company to Sell Shares of its Common Stock (During the Next 12 Months) at a Price Below the Company’s Then Current Net Asset Value Per Share…, you indicated that the following statement was correct for the same reasons you discussed in comment 1(a) above: “Abstentions and broker non-votes will have the effect of a vote against this proposal.”

The Company acknowledges your comment.

2.      In the “Information Regarding this Solicitation” section of the Proxy Statement beginning on page 2, you commented that brokers send proxy materials and instruction sheets (but not proxy cards) which the beneficial owners return to the brokers.

The Company acknowledges your comment. The Proxy Statement has been revised accordingly.

3.      In the “Information Regarding this Solicitation” section of the Proxy Statement on page 3, you asked for clarification regarding whether or not a shareholder who does not wish to vote by telephone or internet after being contacted by Georgeson may still vote by mail or at the meeting.

The Company confirms that a shareholder who does not wish to vote by telephone or internet may still vote by mail or in-person at the meeting. The Proxy Statement has been revised accordingly.

4.      In the “Information Regarding this Solicitation” section of the Proxy Statement on page 3, you asked for confirmation that, even where shareholder has voted by telephone or internet, he can only revoke by mail.

Securities and Exchange Commission

June 21, 2011

The Company confirms that a shareholder who has provided his proxy by telephone or electronically may revoke his proxy in writing via mail or in-person at the meeting. The Proxy Statement has been clarified accordingly.

5.      In the “Corporate Governance” section of the Proxy Statement on page 10, you asked us to confirm that there were no legal proceedings in the past 10 years against any of the directors, nominees, or officers and none that are pending.

The Company confirms that each of the directors, nominees and officers has confirmed that there were no legal proceedings in the past 10 years against himself or herself and none that are pending.

6.      On the table listing the Closing Sales Price of the Company’s shares of common stock, you requested that the column labeled “Declared Dividends” be deleted.

The column labeled “Declared Dividends” has been deleted.

7.      You requested that the term “NAV” be defined when first used.

The term “NAV” is defined where it is first used in the first paragraph under the section “Proposal III: Authorization of the Company to Sell Shares of Common Stock Below Net Asset Value Per Share” on page 22 of the Proxy Statement.

8.      Within the section of the Proxy Statement that explains “Proposal III: Authorization of the Company to Sell Shares of Common Stock Below Net Asset Value Per Share,” the disclosure must state either (i) the maximum percentage discount below which the Company will not sell shares of its common stock or (ii) that there is no limit on the discount at which the Company may sell shares of its common stock.

The Company confirms there is no legal limit on the discount at which the Company may sell shares of its common stock. The Proxy Statement has been revised accordingly.

9.      Within the same section as your comment No. 8 above, you requested that the Company create a fourth column in the example table that shows the dilutive effective on a nonparticipating shareholder of a 25% issuance at the maximum discount at which the Company may sell shares of its common stock or if there is no limit on the discount show a full 100% discount.

Securities and Exchange Commission

June 21, 2011

The Company believes that the three illustrations of dilutive impact fairly represent the likely range of dilutive offerings and is not aware of one that has been done for more than twenty percent of the shares outstanding at a discount of greater than twenty percent. In particular, the Company does not believe that the addition of a scenario involving twenty-five percent of the shares is meaningfully different than one at twenty percent. The Company respectfully suggests that the amount of dilution for a twenty-five percent offering at $0 per share is self-evident and does not require a complex chart.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call either Veronica Castillo at 212-735-3859 or Richard Prins at 212-735-2790.

Sincerely,

/s/ Veronica Castillo

Veronica Castillo